Mail Stop 4561

October 11, 2006

Mr. John Davison
Chief Financial Officer
Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario
Cananda M3C 2K8

      Re: **Four Seasons Hotels Inc.**
              Form 40-F for the Fiscal Year Ended December 31, 2005
              Form 6-K for the Quarterly Period Ended March 31, 2006
              Form 6-K for the Quarterly Period Ended June 30, 2006
              File No. 1-14572

Dear Mr. Davison:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.2

Management Operations Earnings, page 18

1. Please tell us how you complied with all of the disclosure requirements of Item 10(e) of Regulation S-K regarding the use of your non-gaap measures.

Exhibit 99.5

Note (d) – Convertible Notes, page 6

2. Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Convertible notes issued in 2004 under US GAAP.

Note (f) – Investment in management contracts and investment in trademarks and trade names, page 9

3. Please tell us how this adjustment is reflected in your reconciliation on pages 1 and 2.

Exhibit 99.8

Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief